Wolters Kluwer
Tax, Accounting & Legal

[redacted]

File No. 82-2683

06016551

Press Release

Contact

Caroline Wouters
Vice President,
Corporate Communications
Wolters Kluwer nv
+31 (0)20 60 70 459
press@wolterskluwer.com

Leslie Bonacum
Director,
Corporate Communications
Wolters Kluwer
Tax, Accounting & Legal
+1 847 267 7153
leslie.bonacum@wolterskluwer.com

Oya Yavuz
Vice President,
Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

Wolters Kluwer Tax, Accounting & Legal to Acquire TaxWise

With Acquisition, CCH Will Further Expand its Suite of Tax and Accounting Solutions

Riverwoods, ILL. (September 4, 2006) - CCH, a Wolters Kluwer business and part of the Wolters Kluwer Tax, Accounting & Legal division, today announced that it has signed an agreement to acquire the stock of TaxWise Corporation. TaxWise and its subsidiary, Universal Tax Systems, Inc. (UTS), headquartered in Rome, Ga., provide tax and accounting software solutions to more than 9,300 CPAs, accounting professionals, enrolled agents and tax preparers across the U.S. CCH is a leading provider of tax and accounting law information, software and services (CCHGroup.com).

The acquisition will enhance CCH's ability to meet a wider range of professionals' needs across market segments and will further advance CCH as the professionals' first choice for premier tax and accounting solutions.

TaxWise serves the small- to mid-size tax and accounting markets with tax compliance software, efiling services, bank products and training, primarily marketed under the TaxWise® brand. CCH will maintain the TaxWise product offerings as a separate business line.

"This acquisition will represent a significant strategic opportunity for CCH to further grow its small- and mid-market position with established tax preparation software and bank product lines," said CCH President and CEO, Kevin Robert. "We're very excited about the plans to bring TaxWise products into CCH's portfolio of market-leading research and software solutions, and to serve as a strategic partner to an even broader range of professionals in this market."

With the August acquisition of ATX/Kleinrock, a provider of tax preparation, accounting and tax research software solutions, CCH announced its commitment to serve the small- to mid-size markets with an expanded suite of solutions. The plan to acquire TaxWise further demonstrates CCH's commitment to serve these professionals with an even wider range of products and services designed for their specific requirements.

"CCH has long been a leader in the tax and accounting market and TaxWise customers will be well served by CCH as it focuses on providing a full suite of market-leading solutions for professionals in the small- and mid-size market," said Bill Anderson, TaxWise CEO.

dw 9/6

TaxWise has 300 full-time employees and annual revenues of approximately $53 million.

Closing of the acquisition is subject to a number of customary conditions, including satisfaction of all regulatory requirements. Terms of the acquisition were not disclosed.

About CCH, a Wolters Kluwer business

CCH, a Wolters Kluwer business (CCHGroup.com) is a leading provider of tax and accounting law information, software and services. It has served tax, accounting and business professionals and their clients since 1913. Among its market-leading products are The ProSystem fx® Office, CCH® Tax Research NetWork™, Accounting Research Manager® and the U.S. Master Tax Guide®. CCH is based in Riverwoods, Ill.

About Wolters Kluwer

Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are spread across the health, corporate services, finance, tax, accounting, law, regulatory and education sectors. Wolters Kluwer has annual revenues (2005) of €3.4 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, see www.wolterskluwer.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect", "should", "could", "shall", and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, the implementation and execution of new ICT systems or outsourcing, legal -, tax -, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions and divestments. In addition, financial risks, such as currency movements, interest rate fluctuations, liquidity and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.